# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILE SHOP HOLDINGS, INC., CIK 0001552800
CUSIP: 88677Q109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441
Date of event which requires filing of this statement: 10/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 12,859,012; shared voting power 0; sole dispositive power 12,859,012; shared dispositive power 0; aggregate amount beneficially owned 12,859,012 (28.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: TILE SHOP HOLDINGS, INC.
Address of issuer's principal executive offices: 14000 CARLSON PARKWAY, PLYMOUTH, Minnesota (MN), 55441

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Fund 1 Investments, LLC ("Fund 1 Investments" or the "Reporting Person"), with respect to the shares of Common Stock, $0.0001 par value (the "Shares"), of the Issuer beneficially owned by it. The securities reported herein are held for the benefit of PLP Funds Master Fund LP (the "PL Fund") and an additional private investment vehicle (collectively with the PL Fund, the "Funds"), for which Pleasant Lake Partners LLC ("PLP") serves as investment adviser. Fund 1 Investments serves as managing member of PLP, and Jonathan Lennon serves as managing member of Fund 1 Investments.
Residence or business address: The principal business address of the Reporting Person is 100 Carr 115, Unit 1900, Rincon, Puerto Rico 00677.
Present principal occupation or employment: The principal business of the Reporting Person is serving as managing member of PLP.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 12,859,012 Shares beneficially owned by the Reporting Person is approximately $76,358,266, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

On October 6, 2025, the Issuer announced that a committee of independent directors has recommended, and the Issuer's Board of Directors (the "Board") has approved, a plan to delist the Shares from trading on the Nasdaq Capital Market, suspend the Issuer's duty to file periodic reports and other information with the U.S. Securities and Exchange Commission, and to terminate the registration of the Shares under the federal securities laws following the completion of a proposed reverse stock split, assuming receipt of stockholder approval at special meeting of the Company's stockholders expected to be held in December 2025 (the "Deregistration Plan"). The Reporting Person intends to engage in discussions with the Board and the Issuer's management team regarding the Deregistration Plan, the Issuer's corporate governance and stockholder rights, and operational and strategic opportunities for the Issuer to enhance stockholder value (including following implementation of the Deregistration Plan, if approved by stockholders), among other matters.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based on 44,715,001 Shares outstanding as of September 25, 2025, which is the total number of Shares outstanding as reported in the Issuer's preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 6, 2025.

As of the date hereof, the Reporting Person beneficially owned 12,859,012 Shares, constituting approximately 28.8% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 12,859,012 Shares held by the Funds.
Transactions in the class effected during the past sixty days: The Reporting Person has not entered into any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The Funds have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 902,113 notional Shares, representing approximately 2.0% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (10/07/2025)